Points International Ltd.

2006 ANNUAL REPORT

points.com

Points International Ltd. is the owner and operator of Points.com, the world's largest reward program management portal. At Points.com consumers can Earn, Buy, Share, Redeem and Swap miles and points between reward programs so that they can Get More Rewards, Faster™. Points.com has attracted over 50 of the world's leading reward programs including American Airlines AAdvantage® program, Delta SkyMiles®, Membership Rewards® program by American Express, Cendant TripRewards®, Priority Club® Rewards, Asia Miles™ and S&H greenpoints.

Core Business - Points Solutions

Points has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The technology platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com (referred to as the Points Exchange in past disclosures) and a suite of Points.com Business Solutions (referred to as the Private Branded Solutions in past disclosures) available to loyalty program operators. The Corporation's business is principally conducted over the internet (other than functions such as customer support) allowing its two primary categories of customers (loyalty program operators and loyalty program consumers) to be virtually anywhere in the world.

Points Solutions accounted for 98% ($12.02 million) of the Corporation's revenues. The remaining 2% is attributed to interest income.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online service allowing consumers who are members of participating loyalty programs to exchange their loyalty points and/or miles between other participating loyalty programs.

As at December 31, 2006, Points.com had attracted 51 loyalty program participants (as at the date hereof, one additional partner is under contract but not yet launched and three partners have been launched, including the loyalty programs leading airlines, hotels, online and retailing businesses, and gift certificate programs).

For more information on the development of new technology for Points.com, see "General Development of the Business - Three-Year History".

Points.com Business Solutions

Buy and Gift – facilitates the online sale and gift of miles, points and other loyalty program currencies;

Transfer – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

Corporate – facilitates the sale of loyalty program currencies to corporate customers;

Elite – facilitates the online sale of elite-tier status to members of loyalty programs;

AirIncentives – facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Systems Design – custom applications developed for select large loyalty program partners. See page 7, "Status of New Products" of the AIF for an example of the redeem AAmiles program, an application built for a loyalty partner;

Integrate – functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

To Our Shareholders:

Points International enjoyed an excellent year in 2006, with many notable achievements. In terms of financial results, revenues were $12.25 million, 90 percent of which were recurring, representing a solid increase of 22 percent compared to 2005. In addition, our balance sheet strengthened when our long-term debt was converted into equity in the second quarter.

There is one financial metric that deserves special attention. That is reaching the milestone of achieving EBITDA profitability in the fourth quarter of 2006. This accomplishment is not only a highlight for this past year; it is among the most important in our company's history. In short, we have now laid the foundation for a new era of growth. Indeed, as we look ahead to 2007, we expect to be EBITDA positive for the entire year, on revenues of $17 to $20 million.

In the area of corporate governance, we also had an eventful year in 2006. Most importantly, we began our Sarbanes-Oxley compliance project, making great strides to enhance our already strong internal controls. We expect to complete that project in 2007. In addition, we had some significant changes to our board of directors over the past 12 months, including adding a number of new members to our team. First, IAC/InterActiveCorp exercised its right by nominating Jason Rapp, Senior Vice President, Mergers and Acquisitions at IAC/InterActiveCorp, Michael Kestenbaum, Senior Director, Mergers and Acquisitions at IAC/InterActiveCorp, and Brendan Ross, President of ReserveAmerica. The board is excited about the additions of Jason, Michael and Brendan and we look forward to a long and productive relationship with them. These IAC/InterActiveCorp nominees replace Eric Korman, Richard Kang and Sean Moriarty. All three former board members made great contributions to our company and I want to thank them for their hard work and dedication.

I am also pleased to welcome two new individuals who joined the board in 2006. Stephen Bannon, Chairman of IGE, and Brian Ladin, Partner/Portfolio Manager at Bonanza Capital Ltd., are outstanding additions. Steve and Brian have much to offer as seasoned executives and interested stakeholders. Steve has taken on additional responsibilities as he has been elected Chairman of the Board in the first quarter of 2007.

Finally, I would like to thank Marc Lavine for his outstanding service over the years. Marc was one of the founders of the business and played a critical role in the early development and growth of Points.com.

Additionally, I want to recognize our team of talented employees who once again delivered outstanding performance in 2006. They have made this company a great success story whose best is yet to come.

Douglas Carty
Director (Past Chairman of the Board)

To Our Shareholders:

Points International finished 2006 with strong momentum. Importantly, we accomplished our stated goal for the year by becoming EBITDA positive in the fourth quarter of 2006. This milestone was achieved by growing revenues and controlling costs. Growth in our key operating metrics reflects this improved financial performance. In fiscal year 2006, we enjoyed a 30% per cent increase in points/miles transacted compared to 2005 and reached 23.2 billion in cumulative points/miles transacted by the end of the year.

Our consumer channel, Points.com, added approximately 454,000 new registered users for the year, representing an annual increase of 41 per cent, while the number of Points.com transactions increased by 89 per cent over what we achieved in 2005.

This growth in our Points.com channel is largely attributable to our diverse network of partners that became even more impressive in 2006. For example, we are proud to have added the financial services vertical to our network when American Express joined. In fact, we recently announced a multi-year extension of our American Express agreement that will expand that company's participation in Points.com.

A key objective in 2007 is to continue to enhance our overall value proposition on Points.com. This objective will involve ongoing work with our partners to ensure that consumers can get the most out of the currencies that they collect and that popular offerings, such as gaming and financial services, are available as well. It also requires that we continually refine our site navigation and add new and relevant functionality to our offering. We are very excited about the prospects for our Book with Points offering in conjunction with Travelocity, as well as other new consumer products under development.

On the Points.com Business Solutions or Partner Channel side of our operations, we are pleased that this business continues to show very strong growth and provides positive contribution to the company's financial performance.

By the end of the year, we had 22 Points.com Business Solutions partners and more than 84 installations around the world. In 2006, we saw increased sales of existing Points.com Business Solutions products to new and established partners, including long-time partner Alaska Airlines choosing our Transfer product and new partner Virgin Airlines selecting our Buy product. We had growth in new product sales as well, including the launch of TrAAvel Perks® for American Airlines.

As we look to the future, we are more optimistic than ever. We have carved out a unique niche to take advantage of tremendous opportunities in the rewards sector. This industry is healthy and expanding, and we continue to establish ourselves as a significant partner with the key rewards programs and consumers.

Building on the great foundation we have established over the past several years, and having now reached the milestone of EBITDA profitability in the fourth quarter, I am very confident our outstanding team will be successful in making a reality of our vision to bring liquidity, transparency, and value to the loyalty program marketplace for reward programs and consumers alike.

Robert MacLean
Chief Executive Officer

New and Extended Partnerships

Travel

Delta Air Lines (February 2007)

Delta has extended its relationship with Points.com Business Solutions: now any SkyMiles® program member—anywhere in the world—can Buy or Transfer SkyMiles.

Jumeirah Group (February 2007)

Members of this Dubai-based luxury hotels group's Sirius Recognition and Rewards Programme can Swap into and out of, and Redeem from their accounts on Points.com.

Marriott Rewards® (December 2006)

Members of the award-winning Marriott Rewards® program can now use Points.com Business Solutions technology to Buy or Gift points online.

Travelocity (August 2006)

An exclusive relationship with Travelocity is facilitating the development of the new Book with Points product. This new relationship is also an extension of a long-standing strategic relationship with Sabre Holdings™, parent company of Travelocity.

American Airlines (July 2006)

This partnership has expanded to offer members of the AAdvantage® program a new travel and entertainment discount club. TrAAvel Perks is built and operated for AA by Points.com.

Continental Airlines, Inc. (July 2006)

Continental Airlines, serving more destinations than any other airline in the world, is now the sixth major airline participating in the AirIncentives program.

International Cruise & Excursions, Inc. (July 2006)

Members of CruisePoints, the ICE loyalty program, can Swap from other programs into their accounts on Points.com.

InterContinental Hotels Group (June 2006)

In partnership with Truition, Points International has developed an online Auction site at which members of the Priority Club® Rewards program can bid on exclusive Major League Baseball experiences and merchandise.

Alaska Airlines (May 2006)

Members of the Alaska Airlines Mileage Plan now use Points.com Business Solutions technology to Transfer miles to other accounts.

Lufthansa (May 2006)

This relationship, through which Miles and More members use Points.com Business Solutions technology to Buy miles, has been extended for a further three years.

Virgin Atlantic (May 2006)

This partnership provides members of Virgin Atlantic Flying Club, the airline's loyalty program, with access to Points.com Business Solutions technology that lets them Buy miles to reach rewards faster.

Retail

Hudson's Bay Company (November 2006)

Over 8.5 million members of the Hbc Rewards program can now reach rewards more quickly through the Hbc Rewards "Top Up" program, powered by Points.com Business Solutions.

Entertainment

Bally Technologies® Inc. (October 2006)

Through this strategic partnership, Bally Technologies is introducing Points.com and Points.com Business Solutions to the patrons and reward programs of the gaming industry.

Truition Inc. (April 2006)

This partnership, with an industry leader in on-demand eCommerce solutions, delivers Truition's Storefront and Auction products to the loyalty industry.

Financial

American Express® Membership Rewards® (January 2007)

This partnership was extended to broaden the Redeem options available to Membership Rewards® members through Points.com and to continue use of Points' Integrate to facilitate transfers of Membership Rewards points into other programs from the American Express Membership Rewards Web site.

New Product Offerings

Book with Points (Q2 2007)

This revolutionary approach to travel allows Points.com members to exchange their miles or points in payment for travel booked through the industry-leading Travelocity booking engine. This product will be available both on Points.com and as a private branded service that can be configured to the needs of individual loyalty programs.

Travel Club (July 2006)

Points International Ltd. has developed a new, customizable tool frequent flyer programs can use to offer their members discounts and special offers on travel and entertainment services—and, in the process, cement their loyalty to the program. The first Travel Club site was launched in July 2006.

Personlized Suggestions (April 2006)

This technology customizes a member's experience of Points.com by delivering ideas for managing that user's miles and points, ideas targeted specifically to the member's balances, in the member's loyalty program accounts. Different aspects of this technology now power activity suggestions, marketing emails and even searches performed by members on the Points.com site.

Rob MacLean – Chief Executive Officer:

Rob has served as Chief Executive Officer of Points since February 2000, and is a member of the Corporation's board of directors. A founder of the organization, Rob champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results. Previously, Rob held a variety of positions with major airlines in Canada over a 12-year period, most recently as Vice President, Sales with Canadian Airlines, with responsibility for the Canadian Plus loyalty program.

Christopher Barnard – President and Interim Chief Financial Officer and Corporate Secretary:

Christopher serves as President of Points, and has been an officer of the Corporation since co-founding its predecessor, Exclamation, in 1998. In this role, Christopher leads financing and investment initiatives for the company, and plays a key role in guiding business strategy and the development of new partnerships. As Interim CFO, Christopher oversees accounting, legal, regulatory affairs and investor relations for the Company.

Peter Lockhard – Senior Vice President, Partners:

Peter joined Points International in January 2005 and is responsible for all aspects of the Companies Partner relationships development. Peter has extensive senior and general management experience, including professional services, operations, sales and sales management, business and corporate.

Brian Miller – Chief Information Officer:

Brian brings more than two decades of IT experience to Points International. He and his team are focused on maximizing the value of Points International's IT investments. He directs a highly skilled group of IT professionals to integrate new partnerships, support the Points Web applications and to research and implement future development. Brian's IT experience encompasses e-commerce firms both large and small. His expertise is in bridging the technical and business aspects of business information technology.

Marianne Borenstein – Vice President, Product & Marketing:

Marianne runs the product and marketing groups, ensuring that Points is developing and delivering the right products for the right markets to support the needs of both partners and consumers. Marianne joined Points in January 2007, bringing to the company solid achievements in the internet, software and CRM disciplines. She has excelled at the executive level advising leading global companies (Bank of America, Apple, Verizon, Coca-Cola, Intel) in successfully devising and executing Web acquisition, conversion, retention and cost-reduction strategies. She also brings expertise in effective leadership and motivation of teams.

Erika Boyd – Vice President, Human Resources:

Erika is the champion of Human Resources efforts at Points. Her responsibilities include all areas related to attracting, retaining and developing our great people. Since joining the Company in 2004, she has established the HR infrastructure and has worked closely with the management team to ensure Points creates and maintains an environment where the best people choose to work. Prior to joining Points, Erika held HR leadership positions in the e-commerce and high-tech manufacturing industries where she developed her expertise in areas such as employee relations, talent acquisition, compensation and performance management.

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2006 and with the Corporation's 2005 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2006, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of March 7, 2007.

Forward-Looking Statements

This MD&A contains or incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of the "safe harbour" provisions of applicable Canadian securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. These forward-looking statements relate to, among other things, Points' guidance for 2007 with respect to earnings (loss) before interest, amortizations and other deductions ("EBITDA") (defined below on Page 28, "Liquidity – EBITDA"), objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections and other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are referred to herein, including the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Readers are cautioned that forward-looking statements are not guarantees of future performance.

Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Overview of Points' Business

Core Business – Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer loyalty program management portal, and a suite of Points.com Business Solutions available to loyalty program operators. The Corporation's business is primarily conducted over the internet (other than functions such as customer support), allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online loyalty program management portal. At Points.com, consumers can Join, Buy, Gift, Earn, Share, Swap and Redeem miles and points with some of the world's leading loyalty programs and retail partners.

As at December 31, 2006, Points.com had partnered with 32 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs; and with an additional 19 gift certificate or retail partners.

The Points.com Web site presents consumers with a personalized view of their loyalty program universe. Through this personalized view, Points.com is able to help consumers release more value from their favourite programs and "Get More Rewards, Faster™. This is accomplished by adding new mile- and point-management tools, such as ways to join new loyalty programs ("Join"), purchase ("Buy," "Gift"), earn ("Earn"), transfer ("Share") and exchange ("Swap") miles or points in their favourite programs and to shop ("Redeem") with the program currencies that they have accumulated. In addition, the system will use consumers' unique reward program information to suggest ("Suggest" or the "Suggestions") ways to Join, Buy, Gift, Earn, Share, Swap and Redeem their loyalty program currencies most effectively. In February 2006, Suggestions technology was introduced to the Web site and in November 2006, the Suggestions technology was extended into the marketing email field, allowing the Corporation to target consumers on an individual, rather than group, basis.

With the number of registered users passing one million by the end of 2005, in 2006 Points.com focused on attaining three goals: controlling the cost of bringing new registered users to the site; working with consumers to have them share more details about their preferences and behaviours so the Corporation can better serve them; and attracting consumers to the various transaction engines of the Web site.

Performance measured against all three of these goals was either satisfactory or very good. Recruitment of new registered members increased 41% over the previous year on a cumulative basis. Communication campaigns targeted at users resulted in a year-on-year increase in the average amount of usable information recorded per member. And the number of transactions performed on the site was higher each month than the corresponding month in 2005. In some months, increases of over 400% were recorded; cumulative miles/points transacted increased by 100% over 2005.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3061 and 3062 (GAAP), certain Web site development costs incurred for the Web site application and infrastructure development associated with Points.com have been capitalized. For additional information, see page 22, "General and Administrative Expenses", page 30, "Property, Plant and Equipment", and page 34 "Capital Resources - Planned Capital Expenditures".

Points.com Business Solutions

At December 31, 2006, the Corporation had 84 Points.com Business Solutions products in the marketplace. The Points.com Business Solutions products installed include 69 products and 15 Partner Integration add-ons among the five Integrate Partners (see page 18, "Points.com Business Solutions Growth" for more information). Points.com Business Solutions include the following suite of technologies:

Buy and Gift – facilitates the online sale and gift of miles, points and other loyalty program currencies;

Transfer – facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts;

Corporate – facilitates the sale of loyalty program currencies to corporate customers;

Elite – facilitates the online sale of elite-tier status to members of loyalty programs;

AirIncentives – facilitates the online sale of several airline loyalty program currencies to third parties that then are able to offer airline miles as incentives to their customers and suppliers;

Systems Design – custom applications developed for select large loyalty program partners; and

Integrate – functions as a common platform to process transactions between third-party loyalty programs in order to simplify and automate a complex and resource-intensive process with a single integration.

SIGNIFICANT BUSINESS DEVELOPMENTS FOR FISCAL YEAR 2006 AND TO THE DATE HEREOF

1.     The Corporation and American Express® Sign Contract Extension

As part of the extended agreement entered into in March 2005, American Express will be broadening the redemption options that are currently available to American Express Membership Rewards® members through Points.com. Additionally, American Express will continue to use Points' integration services and technology to facilitate transfers of Membership Rewards points into other programs from the American Express Membership Rewards Web site.

2.     Points.com Enters Lucrative Hotel-Reservation Market with new Book with Points Product

On August 15, 2006, Points.com announced an exclusive agreement with Travelocity® to develop a ground-breaking application, Book with Points. The product allows loyalty-program members to use miles or points, alone or in combination with cash payment, to book and pay for hotel reservations through the industry-leading Travelocity service. Design on Book with Points began in the fourth quarter of 2006; the product is expected to launch early in the second quarter of 2007.

3.     The Corporation Launches TrAAvel Perks®, Its First Travel Club Product

Launched on August 9th, Travel Club is the Corporation's membership-fee-based platform designed to allow the delivery of savings and other benefits to members. Each individual implementation of a Travel Club product applies to a specific loyalty program. The first implementation, TrAAvel Perks, was developed with American Airlines and the AAdvantage® rewards program.

4.     Bally Technologies® Partners with Points.com

On October 25, 2006, the Corporation announced a strategic partnership with Bally Technologies, Inc. to introduce Points.com and Points.com Business Solutions products to reward programs throughout the gaming industry. The partnership is designed to appeal to both casinos and their patrons, by making the currencies earned at Bally-powered reward programs even more valuable. By allowing easy integration of casino-branded versions of the industry-leading Points.com Business Solutions products, this initiative provides the Corporation with increased potential for enhancing revenues and customer loyalty.

5.     The Corporation Teams with Truition to Launch Online Auction Site for InterContinental Hotels Group (IHG)

On April 3, 2006, the Corporation announced a partnership with Truition Inc., a leading provider of On Demand eCommerce solutions, to deliver Truition's online Storefront and online Auction solutions to the reward program industry. The first product of that partnership, an online auction site for the Priority Club® Rewards program, was announced on June 27, 2006. The site allows Priority Club members to use program points to bid on unique Major League Baseball experiences and merchandise.

6.     New Points.com Business Solutions Products Launch

Over the course of 2006, the Corporation announced the sale and launch of 13 new products for American Airlines, Delta Airlines,

Northwest Airlines, US Airways, Virgin Atlantic, Alaska Airlines, Starwood Hotels and Resorts, Marriott International, Inc. and the Hudson's Bay Company. The Corporation also announced the extension of its relationship with Deutsche Lufthansa AG (Lufthansa).

Revenue Recognition Policies

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

  Swap and Redeem commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.

  Earn commissions are recognized as the services are provided under the terms of related contracts.

  Buy and Share revenues from the sale or transfer of loyalty program points are recorded net of costs as the services are provided.

  Points.com membership dues received in advance of services are recognized over the term of service. Throughout 2006, subscription fees for the Points.com Gold Membership were $4.95 per month and $49.95 annually. The Corporation will continue to test different subscription rates and benefits packages in 2007, which may result in subscription fees that differ from the above pricing.

  One-time trading fees ($9.95 per trade) were recognized at the time of the trade. On April 10, 2005, one-time trading fees were discontinued and replaced with a one-month subscription fee.

  Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recorded on a "percentage-of-completion" basis.

The Corporation earns revenue from Points.com in three principal ways. First, a commission is earned for certain activities (e.g., Swap, Redeem, Earn, Buy and Share) performed by Points.com members. Points.com charges a commission on all Swap and Redeem transactions, based on the value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap and Redeem models, the participating loyalty program sets a value on the currency tendered for "sale." Based on this valuation, a percentage is remitted to Points.com and the remaining balance is used to purchase the currency of another participating loyalty program. A transaction commission is also earned each time a registered user completes an Earn, Buy or Share transaction on Points.com. The actual commission earned will vary based on the affiliate program partner (Earn transactions) and the loyalty program partner (Buy and Share transactions). Second, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. The Gold Membership affords Points.com members benefits not available to registered users who have not purchased memberships. Third, Points.com may earn a non-refundable partner sign-up fee when a partner joins Points.com.

Points.com Business Solutions

The Corporation earns revenue from Points.com Business Solutions in four principal ways. First, revenue is earned through the development and deployment of new contracted Points Solutions and through development efforts related to the amendment of existing solutions. Second, the Corporation is paid a monthly fee to maintain the applications for loyalty partners. Third, the Corporation earns a commission for activity performed on the various products. Fourth, the Corporation earns revenue on the sale of memberships.

  Revenues from the sale of loyalty program points are recorded net of costs as the services are provided.

  Hosting and management fees are recognized in the period of service.

  Points.com Business Solutions membership dues are recorded in the period of sale. The membership fee is based on the "net profit share," which in turn is calculated after deducting all pertinent program costs from the gross revenue. Other revenue streams for the Web site maintenance and monthly program management fee are in accordance with the contract. All applicable expenses incurred are billed back to the program and recognized as program revenue.

  Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

Key Business Drivers

Revenue growth has historically been, and will continue to be, generated by the growth of membership in and use of the suite of Points Solutions.

Growth in the number of individual members using Points.com is driven by two factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are Web site usability and enhancements and marketing (awareness and brand) and merchandising of the Points.com offering. For additional information, see "Points.com Growth" on page 17 hereof.

Growth in Points.com Business Solutions will occur through the growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Points.com Business Solutions Growth" on page 18 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 21 hereof.

Results of Operations - Revenues

Overview

Revenue for the fiscal year ended December 31, 2006 was $12,246,689 representing an increase of $2,218,880 (22%) over the year ended December 31, 2005. Points Solutions accounted for greater than 98% of the revenue (interest income accounted for the remaining approximately 2%). Year over year, revenues from Points Solutions increased by $2,594,881 (28%) and adjusting for the impact of the weakening U.S. dollar would have included an additional $716,048 (aggregate revenue growth - $3,310,929 or 35%). For additional information see "Revenue Growth" on page 16 hereof. Interest income decreased by 63% from the year ended December 31, 2005 due to a lower average period cash and short term investments. See "Other Factors Contributing to Revenue Growth – Interest Income" on page 20 for additional information.

Revenues	2006	2005	2004
Points Solutions	$12,024,134	$9,429,253	$7,560,012
Interest income	222,555	598,556	231,579
TOTAL REVENUE	$12,246,689	$10,207,809	$7,791,591

A substantial portion of Points' revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

There are two customers that individually represent greater than ten percent of the Corporation's 2006 consolidated revenues. In aggregate, the two customers represent approximately 49% of the Corporation's consolidated revenues. Three customers individually represented greater than ten percent of consolidated revenues in 2005 (47% in aggregate). In addition, 54% (2005 – 71%) of the Corporation's deposits due to these customers.

In 2006, approximately 90% of the Corporation's revenues were recurring revenues (management considers revenues from monthly management fees, membership fees, transaction fees and interest to be recurring) and 10% were from non-recurring sources (management considers one-time Web development and integration fees to be non-recurring). For 2005, approximately 96% were recurring revenues and four percent were from non-recurring sources. Non-recurring revenues (aggregate revenues and percentage of operating revenues) were higher than the prior year as the Corporation continues to expand the sale of new and existing Points.Com Business Solutions products. These new products will have a positive impact on recurring revenues in the future. Management of the Corporation believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points, is in the best interest of the Corporation.

Total Revenues	2006	2005	2004
Recurring revenues (including interest income)	$10,992,725	$9,581,436	$7,400,242
Non-recurring revenues	1,253,964	446,373	391,348
TOTAL REVENUE	$12,246,689	$10,027,809	$7,791,591

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management.

Points Solutions' (comprising Points.com and Points.com Business Solutions) operations are not significantly influenced by seasonality. There is, however, one period of time during the year in which growth of certain products slows or declines and one period in which a certain product is active and generates revenue:

  One of the two partner's Elite product is only available to their loyalty programs' consumers from late January to mid April with most of the activity occurring during February and March.

  In addition, during July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online Buying, Transferring, Swapping or Redeeming miles. This modest decline (per product) has occurred in each of the past two years. However, on a year-over-year basis the business grew even during these months of 2006.

On November 8, 2006, the Corporation reaffirmed its business outlook for both fiscal year 2006 and 2007. The Corporation did achieve results consistent with the business outlook by achieving a positive EBITDA in the fourth quarter of 2006 of $164,957. For 2007, the Corporation expects revenues to be between $17 million and $20 million and to achieve a positive EBITDA for the full fiscal year. The revenue outlook assumes that the existing products and services will continue to perform along historical growth curves and that the transaction rates of new contracted products and services will grow in a manner consistent with the Corporation's experience with existing products in the market. In addition to the revenue assumptions above, and barring any changes to the revenue and expense recognition of new products, the expense outlook incorporates modest expense growth versus the prior year. This outlook is based on the Corporation's current views; however actual outcomes are not certain. For more information see page 11 of this MD&A "Forward Looking Statements."

Revenue Growth

Revenue growth has historically been and will continue to be generated by the growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During 2006, one existing partner converted their participation from a loyalty currency to a gift certificate partner and five new partners joined Points.com, including the American Express Membership Reward Program. Prior to launch on Points.com, the Corporation has been providing technology services to the American Express Membership Reward Program by providing real-time point transfers with several of their partners. In January of 2007, the Corporation announced an extension of its contract with American Express that includes additional participation on Points.com and additional integrations. In 2007, to the date hereof, the Corporation has, excluding partnerships already announced, contracts with three new partners to join Points.com, six partners have signed contracts for the purchase of six new products and two integration partners have signed contracts for five integration add-ons.

Partner Summary – Total Number of Partners(1)

As at December 31	2006	2005	2004
Number of Partners on Points.com(2)	51	47	40
Number of Partners with Points.com Business
Solutions(3)	22	22	21
Cumulative Points Transacted (000,000s)	24,161	15,507	8,340

Notes:
(1)	A "partner," for the purposes of Points.com, is a loyalty program operator that has agreed to allow its members to join the Points.com portal and engage in one or more types of transactions on the Points.com portal or is a retail business that has agreed to allow purchases to be made on the Points.com portal for certain of its retail products using loyalty program currency. A "partner," for the purposes of Points.com Business Solutions, is a loyalty program operation that has acquired one or more of the technologies offered from the Points.com Business Solutions suite of technologies and continues to have Points.com operate the product. As at December 31, 2006, 2005 and 2004, 13, 13 and nine operators respectively, were partners in both Points.com Business Solutions and Points.com.
(2)	On December 31, 2006, Points.com partners included 32 loyalty program operators and 19 gift certificate programs.
(3)	Two new partners were added during the fiscal year 2006 and two partners were lost – one due to the termination of its loyalty program and the other due to a merger with an existing Points.com Business Solutions partner.

Points.com Growth

Currently, the Points.com business model is dependent on the number of registered users acquired per period, the number of registered users completing a Swap, Redeem, Earn, Buy, or Share transaction (referred to herein as "transacting user(s)"), the number of transactions completed per transacting user, and the mix of loyalty program partners available to consumers.

The number of registered users acquired per period is a function of the Corporation's partner and third-party marketing activities. In 2006, the Corporation tested off-line advertising, which was determined to be more expensive per campaign and per registered user acquired than online marketing activities. The off-line marketing tests, in part, led to an increase in the overall marketing expense. See page 24 hereof, "Marketing and Communications" for a more detailed explanation. The off-line and external marketing trial was discontinued because the results were less effective at driving registered users and transacting users than the marketing channels available through the Corporation's partners. As a result, efforts in the second half of the year concentrated on marketing with partners. The Corporation will continue to focus its marketing expenditures in 2007 on partner marketing.

Points.com metrics as at December 31	2006	2005	2004
New registered users	454,424	449,871	112,110
Cumulative registered users(1)	1,531,449	1,083,670	609,289

Note:
(1)	Cumulative registered users consist of the number of registered users at the beginning of the period plus new registered users for the period less users who have deregistered during the period.

The number of transacting users and the number of transactions are driven by two factors:

  Web site usability and enhancements; and

  Marketing (merchandising, awareness and brand).

While the major work on optimizing Points.com performance, stability and reliability were completed in 2005, management believes that improvements in Web site usability through 2006 enhanced the Corporation's ability to market and merchandise to its consumer base.

Accordingly, significant marketing efforts were devoted throughout 2006 to converting registered users into transacting users. These efforts were in two categories: targeted email marketing campaigns and the introduction of a new feature, the Suggestion Engine, to Points.com on February 16, 2006. The Suggestion Engine uses the details of individual users' balances in their various loyalty program accounts to generate Suggestions: proposed transactions designed to make the best use of the miles or points in a particular account, based on the individual's goals or objectives for collecting the currencies. By the end of 2006, the two categories were combined when a highly focused email campaign began delivering Suggestions directly to consumers rather than depending on their visiting the Web site to see them.

	2006	2005	2004

Percentage change in the number of Points.com
transactions vs. prior period	89%	61%	117%

Progress has also continued in the expansion and improvement of the Points.com partner mix. The number of loyalty program partners added, and their industry mix, are two important elements in the growth of Points.com as they directly impact the consumer value proposition. Said differently, the more loyalty programs that a consumer participates in that are also Points.com partners, the greater that consumer's opportunity to maximize the value of his or her collective loyalty programs. By launching American Express on Points.com and completing the contracted relationship with Bally Technologies, the Corporation has added two new industry verticals (financial services and gaming) to the consumer channel. The number of partners participating on Points.com has increased by 9% since December 31, 2005. See page 17, "Growth in Use of Points Solutions" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in 2007.

Points.com Business Solutions Growth

Each Web site or Web site component created as a part of a Points.com Business Solutions has been designed with the relevant partner's look and branding. To date, Points has not participated in driving traffic and transactions through its partners' Web sites in any significant way. However, Points has seen continuous growth in the transactions conducted through these products since each launch and management expects this trend to continue for new and existing Points.com Business Solutions. In addition, Points has recently engaged in discussions with a select group of partners to apply its online marketing and other "best practices" to stimulate increased transaction activity on the partners' sites (i.e., the sites run and hosted by Points). The initial objective is to increase transaction revenues for select products with select partners in 2007 by incorporating the Corporation's subject matter expertise and merchandising experience. The Corporation has begun implementing several initiatives with the aforementioned partners and products.

Points.com Business Solutions metrics as at
December 31, 2006	2006	2005	2004
Total Unique Partners(1)	22	22	21
Total Points.com Business Solutions(2)	69	63	55

Notes:
(1)

Two new partners were added during the fiscal year 2006 and two partners were lost – one due to the termination of its loyalty program and the other due to a merger with an existing Points.com Business Solutions partner.

(2)	Each Web site or Web site component created and maintained by Points.com is one "Points.com Business Solution."

Points.com Business Solutions	2006	2005	2004
Number of Products as at December 31
Buy	18	16	16
Gift	17	15	15
Transfer	8	7	5
Corporate	11	12	9
Elite	2	2	2
Systems Design	7	5	4
Integrate Partners(1)(2)	5	6	4
Travel Club	1	–	–
TOTAL POINTS.COM BUSINESS SOLUTIONS	69	63	55

Notes:
(1)	Each Integrate partner will have third parties integrated into its technology platform.
(2)	There are 15 existing partner integration add-ons among the five Integrate partners as at December 31, 2006.

Sources of Revenue Growth

Approximately 98% of the Corporation's revenue in 2006 (approximately 94% in 2005) was generated through its Points Solutions, which have two primary sources for growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 2% of revenues was interest income. The following table indicates the split between existing and new Points Solutions and excludes revenues from interest income.

Percentage of Revenues by Source
For the Year Ended	2006	2005	2004
Existing Points Solutions
(including growth of existing solutions)	74%	95%	93%

New contracted Points Solutions with new and
existing partners	26%	5%	7%

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continues to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions grew by approximately $1million dollars (8.2%) over the year. However, this growth was offset by the cancellation of a partner's program and subsequent loss of this contract. This led to revenue growing from $8.97 million 2005 to $8.92 million in 2006 (i.e., 74% of the total Points Solutions revenue).

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions during the year increased from $462,083 in 2005 to $3,105,422. Approximately $1,251,000 (40%) of the new revenues in 2006 were nonrecurring revenues.

The Corporation increased the total number of products placed with partners from 63 to 69 over the course of 2006. In addition, 15 third-party integrations have been implemented with the five existing Integrate partners. Management expects that growth in 2007 will continue to be from a combination of North American and international partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both sales of new products to current partners and sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2007 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, gaming, hotel, retail, and online categories throughout 2007.

Projected revenues for 2007 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent upon new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that the Corporation will continue its past success at acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $222,555 in 2006, compared with $598,556 in 2005. The decrease in interest income relative to 2005 is a function of lower balance of funds invested in higher yield assets. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' short-term investments are valued quarterly at the lower of cost or market value. In the long term, as Points' business continues to grow, cash and short-term investment reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. A summary of the Corporation's investments is as follows:

As at		Credit		C$		US$	Other		C$
December 31, 2006	Yield %(1)	Rating	Denominated		Denominated		Denominated		Total(2)

Cash held at bank	0.431%		C$	574,660	US$	15,936,780		€1,551,162	$21,551,955

								£1,109,543	2,535,417

							CHF	19,359	18,526

Money market
securities(3)	3.85%	R1 M		583,142					583,142

TOTAL			C$	1,157,802	US$ 15,936,780			N/A	$24,689,040

Notes:
(1)	Yield as at December 31, 2006.
(2)

C$ Total represents total cash held at bank inclusive of all denominations; C$ Denominated, US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount as at December 31, 2006.

(3)	Money Market Securities yields are calculated as the simple average of the portfolio's yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 89% of the Corporation's revenues are in U.S. dollars and the remaining 11% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar revenues will not decrease significantly in 2007. Therefore, if the U.S. dollar continues to depreciate against the Canadian dollar, it will affect the ability and/or timing of the Corporation to become profitable. In 2006, approximately 68% of the Corporation's general and administration expenses were in Canadian dollars and 32% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

In 2006, the average FX Rate (US$1.0 = C$1.132) used to translate revenues and expenses into Canadian dollars has continued to decline. See page 15), "Results of Operations – Revenues, Overview" for the impact of the FX Rate on the Corporation's revenues and expenses.

U.S./Canadian FX rates(1)	2006	2005	2004
Period Start	1.166	1.205	1.295
Period End	1.166	1.166	1.205
Twelve Month Average	1.132	1.212	1.299

Notes:
(1)	Source: www.oanda.com.

Growth of the Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon," noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms." In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," and that "roughly half of all miles are now earned on the ground, not in the air." In an updated article, dated January 6, 2005, and titled "In Terminal Decline, the dollar has already been toppled as the world's leading currency." The Economist reported that, by the end of 2004, "the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles [. . .] and the total global stock of frequent flyer miles is worth over US$700 billion."

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time, and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist cited above, the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs, writes:

"Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members." (sic)

RESULTS OF OPERATIONS – GENERAL AND ADMINISTRATION EXPENSES

General and Administration Expenses

General and administration expenses increased by 9% relative to 2005. Material changes in expenses will be described in each section on page 23.
General and Administrative Expenses	2006	2005	2004

Employment Costs(1)	$8,379,316	$8,165,682	$7,119,165
Technology Services(2)	1,055,967	1,103,563	931,804
Marketing and Communications	2,607,609	2,217,032	1,503,381
Sales Commission and Related Expenses	897,402	627,018	418,508
Other(3)	2,739,527	2,208,075	2,176,070
TOTAL	$15,678,821	$14,321,370	$12,148,927

Notes:
(1)	Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (Canada Pension Plan and Employment Insurance).
(2)	Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.
(3)	Other expenses include travel, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation continues to increase loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made revenue growth and the underlying business as the highest priority while continuing to be diligent about controlling costs and capital expenditures. As a result of revenue growth and controlling costs, the Corporation expects to achieve a positive EBITDA in 2007, as stated in the business outlook. See page 11 "Forward-Looking Statements" for safe harbour provisions. While expecting to achieve EBITDA positive in 2007, the Corporation still expects that its general and administrative expenses will increase relative to 2006. This expected increase is due to increased expenses relating to marketing and branding (both Points.com and the marketing of certain Points.com Busienss Solutions products) and higher sales commissions. The expected increase will be partially offset by lower capital expenditures.

Employment Costs

Employment costs increased by 3% relative to 2005. This marginal increase compared to 2005 is the result of lower headcount employed by the Corporation and partially offset by fewer capitalized employment costs related to technology development. Effective January 1, 2004, the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value method of accounting for stock-based compensation. The amounts charged to expense for costs relating to 2006 are $366,981 compared to $408,435 for 2005.

	2006	2005	2004

Employee Stock Option Expense	$366,981	$408,435	$362,343

As at December 31, 2006, the Corporation had 62 full-time employees. In recognition that several large technology development initiatives had been completed, the Corporation reduced the size of its workforce in July, 2006 to align resources with current development projects scheduled to be completed within the next 12 months.

Full-Time Headcount(1) by Department as at	2006	2005	2004
December 31, 2006
Technology	27	45	42
Finance and Administration	14	15	13
Business Development & Account Management	10	9	8
Marketing and Customer Service	11	16	15
TOTAL(2)	62	85	78

Notes:
(1)	Headcount includes active employees and contractors covering a leave of absence for full-time positions within the department.
(2)	In addition to the full-time positions employed, the Corporation had six short-term contractors on staff at December 31, 2006.

Technology Services

Technology services expenses increase in increments based on business growth, product performance and hardware and software operating capacity. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure, leading to an increase in transactional volume, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. In 2006, technology services costs were approximately flat (4% decrease) versus 2005. Management expects these costs to grow marginally in 2007 with the continued expansion of Points Solutions.

Marketing and Communications

Marketing costs in 2006 increased by $390,577 (18%) over 2005. In the second quarter of 2006, the Corporation broadened its marketing initiatives to include trials of off-line advertising. The results of these tests were less effective at driving registered users and transacting users than the marketing channels available through its partners and at a significantly higher cost per transacting user. Due to the off-line marketing results, the Corporation did reduce the level of its variable and discretionary marketing expenditures over the remainder of 2006. The marketing and branding foundation built in 2005 and 2006 has made it possible to effectively execute efficient and productive promotions with partners. Advertising expenditures in the fourth quarter of 2006, and continuing in 2007, were focused on partner marketing initiatives, increasing the number of placements on partner sites and the effectiveness of existing placements. The Corporation's experience during the second quarter of 2006 established that the most effective channel for driving Points.com revenue is partner Web sites. While external marketing proved effective at driving registrations, it has not been effective at driving transactional activity from registered users. This approach dovetails with business development strategies and is the most cost-effective means to reach Points.com's target audience.

In addition, the Corporation has begun marketing initiatives, in certain cases at its own cost, to grow Points.com Business Solutions revenues. Marketing of Points.com Business Solutions products accounted for 19% ($495,027) of the total marketing expenditures in 2006.

Sales Commissions and Expenses

Sales commissions and expenses in 2006 have increased by $270,383 (43%) over 2005. Sales commissions are primarily related to Points.com Business Solutions and will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout 2007 through growth in existing Points Solutions and new Points.com Business Solutions business contracted. Certain products have revenue sharing arrangements with the Corporation's non-loyalty partners that are fixed each month and do not vary directly with revenues. The revenue sharing arrangements discussed above partially explain why sales commission expense growth rate in 2006 was greater than revenue growth rate in 2006 versus 2005.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Other operating expenses in 2006 increased by $531,452 (24%) over 2005 largely as a result of expenditures related to compliance with SOX.

RESULTS OF OPERATIONS – NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict, See page 11 "Forward-Looking Statements" for safe harbour provisions. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortization expense.

Amortization Expenses

The Corporation recorded amortization expenses of $3,124,581 in 2006 compared to $3,021,903 in 2005. The differences were attributed to the charges outlined in the following table:

Amortization Expenses	2006	2005	2004
Deferred Costs	$568,184	$531,699	$601,319
Intangible Assets	890,346	1,143,884	1,408,813
Property, Plant and Equipment	1,666,050	1,346,320	312,617
TOTAL	$3,124,581	$3,021,903	$2,322,749

Amortization of Deferred Costs

Deferred Costs	2006	2005	2004
Amortization	$568,184	$531,699	$601,319

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has recorded deferred costs in connection with the following financial transactions:

  The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 25 amortization quarters remaining.

  In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The value of the Common Shares issued has been recorded under deferred costs and will be amortized over a five-year period. There are 7 amortization quarters remaining.

  Selected Points.com Business Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. Of the two relationships, one has completed its amortization in the fourth quarter of 2006 and one partner has one amortization quarter remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com (the acquired technology of Points.com) acquired in 2002 was amortized on a straight-line basis, over a period of three years. The amortization of these intangible assets was completed during the first quarter of 2005 and as a result, the amortization expense for 2006 has decreased relative to 2005. The remaining amortization expense of intangible assets is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (defined on page 33 "Commitments Related to MilePoint Acquisition") which started in the second quarter of 2004. Goodwill related to the acquisition is not amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.
Intangible Assets	2006	2005	2004
Amortization	$890,346	$1,143,884	$1,408,813

Amortization of Property, Plant and Equipment

The increase in amortization expense reflects purchased assets that have been capitalized and the amortization periods have begun. The increase in amortization of Property, Plant and Equipment includes the capitalization of Web site development costs incurred in the Web site application and infrastructure development associated with Points.com and other applicable technology development, computer hardware, software and leasehold improvements.

Property, Plant and Equipment	2006	2005	2004
Amortization	$1,666,050	$1,346,320	$312,617

Other Non-Cash Expenses

Foreign Exchange Loss (Gain)
Foreign Exchange Loss (Gain)	2006	2005	2004

Unrealized foreign exchange loss (gain)	$31,213	$(25,258)	$52,319
Realized foreign exchange loss (gain)	(50,543)	539,883	29,406
TOTAL	$(19,329)	$514,625	$81,725

Prior to 2005, the Corporation accounted for the foreign exchange gain (loss) in "Other Operating Expenses." The foreign exchange gain (loss) arises from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and short-term investments and U.S. dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period-ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the foreign exchange gain or loss from one period to the next. In general and strictly relating to the foreign exchange gain (loss) of revaluing certain balance sheet accounts, a strengthening U.S. dollar will lead to a foreign exchange gain while a weakening U.S. dollar will lead to a foreign exchange loss.

Management believes that the non-cash foreign exchange gain (loss) makes the Corporation's business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below EBITDA.

Interest on the Debenture

On April 12, 2006, Points' 8% Unsecured Convertible Debentures automatically converted into approximately 18.9 million common shares. As a result, accrued interest on the principal amount of the Debentures ceased to be payable.
Interest on Debenture	2008	2007	2006	2005	2004	2003	2002	2001
Accrued Interest ($000s)	nil	nil	195	778	884	854	660	522
Debenture Value ($000s)	nil	nil	9,894	9,699	8,920	8,036	7,183	6,522

Interest had accrued on the Convertible Debentures from March 15, 2001, the original issue date, to April 4, 2005, and compounded on an annual basis on the day immediately prior to each anniversary at 11%. Effective April 4, 2005, until April 11, 2006, interest on the outstanding principal amount of the Debenture accrued at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

Interest on
Preferred Shares	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Series Two Preferred
Accrued Interest ($000s)	244	868	868	868	868	868	868	868	868	868	624
Series Two Preferred
Share Value ($000,000s)	21.1	20.8	19.9	19.1	18.2	17.3	16.5	15.6	14.7	13.9	13.0
Series Four Preferred
Accrued Interest ($000s)	60	242	242	242	242	242	242	242	181	nil	nil
Series Four Preferred
Share Value ($000,000s)	5.4	5.3	5.1	4.8	4.6	4.4	4.1	3.9	3.6	nil	nil

See "IAC/InterActiveCorp Investment" on page 28 hereof for additional information.

RESULTS OF OPERATIONS – EARNINGS AND SHAREHOLDERS' EQUITY

Loss

The Corporation reported a net loss of $7,906,695 for the fiscal year 2006, compared with a net loss of $9,924,235 for the fiscal year 2005. The decrease in the net loss was primarily a function of revenue growth exceeding the increase in general and administration expenses.

Shareholders' Equity

The deficit in shareholders' equity was reduced from negative $6,186,307 at December 31, 2005 to negative $3,394,202 at December 31, 2006. The reduction was the result of the net loss for the period of $7,906,695 offset by the conversion of the convertible debentures and their accrued interest. For additional information, see Note 8 of the Corporation's audited consolidated financial statements.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 108,258,453 shares at December 31, 2006, compared with 88,093,523 shares at December 31, 2005.

The Corporation reported a net loss of $0.07 per share for the fiscal year ending December 31, 2006, compared with a net loss of $0.11 per share for the year ending December 31, 2005, a 36% improvement. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or short-term investments) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash and short-term investments, accounts receivable and accounts payable. EBITDA is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, cash is expected to grow, resulting in increased liquidity.

EBITDA

Management recognizes that the earnings (loss) before interest, amortizations and other deductions, hereafter referred to by management as EBITDA (see page 11 "Forward Looking Statements" for definition), is a non-GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Also, the basis for determining employee bonuses is based on achieving an EBITDA target determined by the Board of Directors.

For the year ending December 31, 2006, the Corporation's EBITDA was ($3,432,132). This compares with EBITDA of ($4,293,561) for the year ending December 31, 2005. See "Selected Financial Results and Highlights" on page 36 of this MD&A and the Corporation's "Consolidated Statements of Operations" on page 44 of the consolidated audited financial statements for a reconciliation from EBITDA (earnings (loss) before interest, amortizations and other deductions) to net loss. Management achieved EBITDA profitability of $164,957 in the fourth quarter of 2006. The improvement in EBITDA was achieved by controlling costs (See page 22 "General and Administration Expenses" for additional information) and growing revenues. Management expects to achieve EBITDA profitability for fiscal year 2007. See page 15 "Results of Operations - Overview " for additional information and page 11 "Forward-Looking Statements" for safe harbour provisions.

IAC/InterActiveCorp Investment

The following is a general summary of the terms of two investments in the Corporation by IAC/InterActiveCorp ("IAC"), through its affiliate Points Investments, Inc. Comprehensive disclosure of these investments is set out in Points' Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 32.

In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase warrants (the "Warrant") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. As at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 24,028,016 Common Shares.

On April 11, 2006, the Warrant, which was exercisable to acquire up to 102,983,837 common shares, expired unexercised. As a result, a number of restrictive covenants in favour of IAC/InterActiveCorp granted pursuant to an investor's rights agreement expired, including various approval and pre-emptive rights in connection with the issuance of securities and matching rights in connection with possible change of control transactions. Comprehensive disclosure of the Warrant expiry is set out in Points' Material Change Report dated April 24, 2006, which is incorporated by reference herein.

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. As at the date hereof, the Series Four Preferred Share is convertible, for no additional consideration, into 5,411,434 Common Shares.

Each of the Series Two Preferred Share and the Series Four Preferred Share contains anti-dilution protection provisions.

Cash and Cash Equivalents, Short-Term Investments and Current Assets

The Corporation had cash, cash equivalents and short-term investments of $24,689,040 at December 31, 2006, $22,332,025 at December 31, 2005.

As at December 31	2006	2005	2004
Cash, Cash Equivalents and and Short-Term
Investments	$24,689,040	$22,332,025	$13,754,818
Accounts Receivable	2,310,252	2,739,224	2,024,342
Prepaids and Sundry Assets	2,124,925	1,893,605	1,229,091
TOTAL CURRENT ASSETS	$29,124,218	$26,964,854	$17,008,251

Cash, cash equivalents, and short-term investments increased by $2,357,016 (10%) from December 31, 2005. The increase in cash, cash equivalents, and short-term investments relative to 2005 is primarily related to the increase in deposits and accounts payable, and offset by the EBITDA loss and capital expenditures for the year. See page 31 "Current Liabilities" for growth in cash, cash equivalents, and short-term investments attributed to deposits and accounts payable.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are currently due to expire within 12 months from the date of this MD&A. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $199,779. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by 4,369,284 shares. See page 35 "Outstanding Share Data" for additional information on the Points.com options and related put rights.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at December 31, 2006:
Security Type	Expiry Date	Number	Strike Price	Proceeds
Points International Ltd. Options	11/14/2007	1,670	0.25	$418
Points International Ltd. Options	06/26/2007	7,500	0.25	1,875
Points International Ltd. Options	04/05/2007	6,000	0.28	1,680
Points International Ltd. Options	02/21/2007	60,000	0.25	15,000
Points International Ltd. Options	02/08/2007	460,000	0.27	124,200
Points.com Options & Put Rights	02/17/2007	187,793	0.022	4,125
Points.com Options & Put Rights	03/31/2007	2,443,014	0.013	32,283
Points.com Options & Put Rights	0709/2007	677,238	0.013	8,642
Points.com Options & Put Rights	08/13/2007	355,803	0.022	7,816
Points.com Options & Put Rights	08/20/2007	170,266	0.022	3,740

TOTAL		4,369,284		$199,779

Subsequent to year end, and as at March 7, 2007, the following securities currently due to expire within 12 months from the date of this MD&A have been exercised or expired:

Security Type	Expiry Date	Number	Strike Price	Proceeds
Points International Ltd. Options - exercised	02/07/2007	3,000	0.28	$840
Points International Ltd. Options - exercised(1)	multiple	60,000	0.25	15,000
Points International Ltd. Options - exercised(2)	multiple	440,000	0.27	118,800
Points International Ltd. Options - expired	02/08/2007	20,000	0.27	–
Points.com Options & Put Rights - exercised	01/04/2007	170,266	0.022	3,740
Points.com Options & Put Rights - exercised	01/08/2007	62,598	0.002	125
Points.com Options & Put Rights - exercised	02/08/2007	614,640	0.014	8,518
Points.com Options & Put Rights - exercised	02/09/2007	187,793	0.022	$4,125

Notes:
(1)	Exercised on dates ranging between January 26, 2007 and January 30, 2007.
(2)	Exercised on dates ranging between January 8, 2007 and February 7, 2007.

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

Ability to Fund Future Growth

In 2006, the Corporation had cash flows provided by (used in) operating activities of $3,002,906 after changes in non-cash balances related to operations. Management expects that the revenue growth of new products launched in 2006 combined with the cost reducing actions undertaken subsequent to the end of the second quarter may afford the Corporation the time to build the business and the revenues through to profitability in 2007 and beyond. While the Corporation was EBITDA positive for the fourth quarter of 2006, the EBITDA for the fiscal year 2006 was negative. The Corporation expects to be EBITDA positive for the year in 2007, however, it is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a positive net income quarter in its operating history.

Property, Plant and Equipment

The Corporation reported a decrease in the net book value of property, plant and equipment in 2006 primarily due to amortization exceeding the additions during the year. The additions of $1,029,935 include capitalized employment costs for Points.com and costs related to the development of other Points.com Business Solutions products during the year. See "Capital Resources – Planned Capital Expenditures" on page 34 for additional information. Management continues to make controlling the Corporation's capital expenditures a priority.

Additional capitalized development costs associated with the Points.com technology will increase property, plant and equipment and the corresponding amortization in 2007 and beyond albeit at a lower rate than in prior years.

Plant, Property and Equipment As at December 31	2006	2005	2004
Furniture and equipment	$220,981	$259,723	$294,615
Computer equipment	262,065	281,438	308,003
Software	476,248	699,684	70,612
Technology Development Costs	1,638,434	1,932,523	870,450
Leasehold improvements	336,511	433,472	512,602
TOTAL PLANT, PROPERTY AND EQUIPMENT	$2,934,239	$3,606,840	$2,056,282

Goodwill

The 2004 MilePoint Acquisition resulted in $3,780,166 allocated to amortizing intangible assets and $4,800,722 ($4,600,722 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be written off unless it is deemed to have become impaired. Management tested the acquisition goodwill for impairment at December 31, 2006, and the acquisition goodwill was deemed not to be impaired. In accordance with GAAP, management will continue to test the acquisition goodwill on an annual basis.

No costs related to the MilePoint Acquisition were incurred in 2006.

Current Liabilities

Current liabilities at December 31, 2006 were $24,535,576 compared with $18,518,791 at December 31, 2005. The increase compared to 2005 is related to the increase in deposits and accounts payable.

Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned by Points, are included in deposits until remitted to the partner. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships. The customers that represented greater than 10% of consolidated revenues in the 2006 represented 54% of the Corporation's deposits (2005 - 71%).
Current Liabilities as at December 31, 2006	2006	2005	2004

Accounts payable and accrued liabilities	$3,342,869	$2,284,257	$1,894,599
Deposits	21,159,193	15,810,853	13,153,623
Current portion of loan payable	33,515	33,515	29,860
Convertible Debenture	–	–	8,920,373
Current portion of acquisition loan payable	–	390,166	777,443
TOTAL CURRENT LIABILITIES	$24,535,576	$18,518,791	$24,775,899

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in the first quarter of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has decreased from $8,446,063 at December 31, 2005 to $4,588,642 at December 31, 2006. The significant changes are related to the cash spent in funding the operating loss and capital expenditures during the year. See pages 29 through 31 for additional information regarding the Corporation's current assets and current liabilities. Management expects that, through the growth of its products and its ability to control costs, working capital will begin to improve in 2007. See page 10 of the Corporation's Annual Information Form, "Risk Factors," for additional information.

Long-Term Liabilities and Commitments

		Payments due by period
Future Obligations (000,000s)		(aggregate amount for multi-periods)

		5 Years or	4-5 Years	1-3 Year	1 Year
	Total(1)	Greater	(2011 to 2012)	(2008 to 2010)	(2007)
Series Two Preferred Share
(non-cash expense until repayment)	21.08	15.87	1.74	2.60	0.87
Series Four Preferred Share(2)
(non-cash expense until repayment)	5.39	3.94	0.48	0.73	0.24
Loan Payable	0.04	–	–	0.01	0.03
Operation Leases(3)	1.45	–	0.20	1.24	0.50
Partner Purchase Commitments(4)	0.60	–	–	0.20	0.39

TOTAL CONTRACTUAL OBLIGATIONS	$28.56	$19.81	$2.42	$4.48	$2.03
Notes:
(1)	Represents the aggregate amount for the full duration of the contractual obligations (including year's post 2012 and prior to 2007).
(2)	The Series Four Preferred Share was issued on April 4, 2005.
(3)	Includes technology services commitments and hardware and software operating leases.
(4)	Includes mileage purchase and co-marketing commitments, see below.

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Debenture and Series One Preferred Share

On April 11, 2006, the common share purchase warrant held by IAC/InterActiveCorp, which was exercisable to acquire up to 102,983,837 common shares, expired unexercised. As a result, Points' 8% unsecured convertible debentures (the "Debentures") automatically converted into approximately 18.9 million common shares and the $9.9 million of principal and interest associated with the Debentures has been eliminated. In addition, Points' Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of Points.

Series Two and Series Four Preferred Shares (collectively the "Preferred Shares")

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Preferred Share Change of Control").

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) $12,400,000 for the Series Two Preferred Share and $3,454,611 for the Series Four Preferred Share plus (B) a return on that subscription price equal to 7% per annum calculated on a daily basis from the date of issue of the applicable Preferred Share to the date on which the applicable Preferred Share is redeemed and (ii) the product of the number of Underlying Shares and the greater of (A) the weighted average closing price of the common shares on the principal stock exchange on which the common shares then are traded for the 10 days ending on the trading day immediately prior to public announcement of the Preferred Share Change of Control, and (B) the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

Upon the occurrence of an event that is a Preferred Share Change of Control, Points may not have sufficient cash to pay the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered such a payment unless the transaction provided for such payment.

Partner Purchase Mileage and Other Pre-Paid Expenses

Asset related to mileage purchases
as at December 31	2006	2005	2004

Prepaid mileage	$1,588,792	$1,054,377	$639,644
Sundry assets and other prepaid expenses	536,134	839,228	589,447
TOTAL	$2,124,925	$1,893,605	$1,229,091

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage and marketing commitments purchased from the Corporation's partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. ("MilePoint") (the "MilePoint Acquisition"). The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The final cash payment was paid on March 31, 2006. The four million Common shares were issued into escrow on closing and were released to MilePoint in four unequal tranches over two years. The release of Common Shares from escrow was completed on March 31, 2006. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase.

The amortization and the balance of the purchased intangible assets are approximately as follows:

Amount in ($000s)	December 31, 2006
Accumulated Amortization	$2,281,094
Intangible Asset	1,282,210
Goodwill	$4,800,722

The cash cost of the MilePoint Acquisition has been recaptured through the gross new revenue provided by the purchased assets over the 21-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

The Corporation has several outstanding operating leases for hardware and its premises.

In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 17 monthly payment periods remaining.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see "Capital Resources-Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.
	5 Years or	4-5 Years	1-3 Years	1 Year
Annual Amounts in ($000s)	Greater	(2011-2012)	(2008-2010)	(2007)

Operating Leases

Property lease	$–	$–	$900	$360
Technology services commitment	$–	7	44	137

Operating Leases Total	$–	$7	$944	$497

Loan Payable	$–	$–	$7	$30

CAPITAL RESOURCES

Planned Capital Expenditures

The Corporation expects to incur some modest expenditures related to leasehold improvements needed to continue to maintain the premises.
Capital Expenditures as at December 31	2006	2005	2004
Leasehold Improvements	$30,539	$46,041	$554,843
Technology Development Projects (Various)	584,937	1,944,,812	860,286
Computer Hardware, Software and Other	414,459	906,024	440,048
TOTAL	$1,029,935	$2,896,877	$1,855,177

The Corporation expects to incur capital expenditures of approximately $825,000 for fiscal year 2007. The capital expenditures are expected to consist of $107,000 related to computer software and hardware, $548,000 of capitalized costs related to technology development, and $170,000 related to leasehold and other capitalized costs. Management believes that the hardware and software capital expenditures and continued development of new technologies are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

In accordance with CICA Handbook, Sections 3061 and 3062 (GAAP), Web site development costs incurred in the Web site application and infrastructure development are capitalized and subsequently amortized in accordance with the Corporation's accounting policies. New technology developed subsequent to the launch of Points.com and certain Points.com Business Solutions products will be capitalized in accordance with the Corporation's accounting policies and GAAP. Costs to maintain Points.com will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under property, plant and equipment (see page 30 for additional information) consist of employment related costs of $2,566,760 and other direct costs of $175,977.

It is expected that fewer costs will be capitalized in 2007 than the costs capitalized in 2006. The expected decrease in the capitalized costs is largely related to the extent to which employment costs for the development of Points Solutions are eligible to be capitalized under GAAP.

Points.com Development Costs as at December 31	2006	2006	2006
Employment related costs	$309,479	$1,536,310	$1,137,745
Other direct costs	–	43,812	60,000
TOTAL	$309,479	$1,580,122	$1,197,745

Management will continue to fund 2007 capital expenditures from its working capital.

Restrictions on Corporate Financing

On April 12, 2006, the Investor's Rights Agreement dated April 11, 2003 between IAC/InterActiveCorp, Points and an affiliate of IAC/InterActiveCorp, expired, thereby diminishing the IAC/InterActiveCorp's control over the Corporation's ability to raise capital. However, the holder of the Series Two Preferred Share and Series Four Preferred Share, an affiliate of IAC/InterActiveCorp, retains a veto right over the Corporation's ability to raise capital by way of the incurrence of debt outside of the ordinary course of business or the creation of any new class or series of securities. In the event that the Corporation requires additional capital, it does not expect any required consent to be unreasonably withheld.

Outstanding Share Data

As at the date hereof, the Corporation has 115,742,486 Common Shares outstanding, one Series Two Preferred Share and one Series Four Preferred Share. Subject to anti-dilution adjustment, the Series Two Preferred Share is convertible into 24,028,016 Common Shares and the Series Four Preferred Share is convertible into 5,411,434 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 6,190,752 Common Shares. The options have exercise prices ranging from $0.22 to $1.80 with a weighted average exercise price of $1.03. The expiration dates of the options range from April 5, 2007 to February 14, 2012.

The Corporation's subsidiary, Points.com Inc., has outstanding options exercisable to acquire up to 1,117,785 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 2,798,817 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. Points.com has outstanding warrants, held by partners that are exercisable for Points.com common shares. The Corporation owns, directly or indirectly, 100% of the outstanding common shares of Points.com. On a fully diluted basis, including the Points.com options described above, the Corporation owns 89.7% of the common shares of Points.com.

The Corporation has outstanding warrants exercisable to acquire up to 906,248 Common Shares. The warrants have an exercise price of $0.83. The expiration date of the warrants is April 4, 2008.

The following table lists the Common Shares issued and outstanding as at March 7, 2007 and the securities that are currently convertible into Common Shares along with the maximum number of Common Shares issuable on conversion or exercise.
	Common Shares	Proceeds on	Liability Reduction (1)
		Exercise

Common Shares Issued & Outstanding	115,742,486

Convertible Securities
Series Two Preferred Share	24,028,016	$–	$16,051,668
Series Four Preferred Share	5,411,434	–	3,454,611

Broker warrants	906,248	752,186	–

Points International stock options	6,190,752	6,377,963	–
Points.com stock options and liquidity put rights	2,798,817	40,099	–

Sub-Total Convertible Securities	39,335,267	7,170,248	19,506,279

Fully Diluted	155,077,753	$7,170,248	$19,506,279

Securities Excluded from Calculation

Options available to grant from ESOP(2)	1,989,275		n/a

Note:

(1)     Liability reduction reflects the value outstanding on the balance sheet as at December 31, 2006.

(2)     On June 14, 2006, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of Common Shares issuable under the Stock Option Plan was increased by 3,851,458 options. The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised, less the number of stock options granted.

Selected Financial Results and Highlights

The following selected annual information has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

Income Statement for the year ended	2006	2005	2004
Revenue	$12,246,689	$10,027,809	$7,791,591
General and administrative expenses	15,678,821	14,321,370	12,148,927
Loss before interest, amortization and other deductions
(EBIDTA)(1)	(3,432,132)	(4,293,561)	(4,357,337)

Net income (loss)	$(7,906,695)	$(9,924,235)	$(8,808,284)
Net income (loss) per share (2)(3)
- basic	$(0.07)	$(0.11)	$(0.13)
- fully diluted	n/a	n/a	n/a

Notes:

(1)     For additional information on this non-GAAP measure, see Page 28, "Liquidity – EBITDA" of this MD&A.

(2)     In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

(3)     In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, Stock-Based Compensation and Other Stock-Based Payments of the Canadian Institute of Chartered Accountants Handbook). See Page 11 of the Corporation's 2005 Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.
Balance Sheet as at December 31	2006	2005	2004
Cash and short-term investments	$24,689,040	$22,332,025	$13,754,818
Total assets	$40,652,942	$40,463,226	$30,179,854
Total liabilities	$44,047,144	$46,649,533	$39,115,680
CASH AND DIVIDENDS DECLARED PER SHARE	–	–	–
SHAREHOLDER EQUITY
capital stock	$43,051,048	$36,404,342	$23,730,993
warrants	186,688	2,758,688	2,610,992
contributed surplus	8,703,518	2,079,423	2,226,713
retained earnings	(55,335,455)	47,428,760	(37,504,525)
TOTAL	$(3,394,202)	$(6,186,307)	$(8,935,826)

The following summary of quarterly results which has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars.
Points International Ltd.
Summary of Quarterly Results (Unaudited)
Quarter Ended	Revenues	Net Loss	Loss Per Share(1)
December 31, 2006	$3,843,054	$(617,183)	$(0.01)
September 30, 2006	$2,837,910	$(1,887,611)	$(0.02)
June 30, 2006	$2,726,251	$(3,150,690)	$(0.03)
March 31, 2006	$2,839,473	$(2,251,212)	$(0.02)
December 31, 2005	$2,522,704	$(2,852,022)	$(0.03)
September 30, 2005	$2,372,793	$(2,534,640)	$(0.03)
June 30, 2005	$2,554,403	$(1,969,359)	$(0.03)
March 31, 2005	$2,577,909	$(2,568,215)	$(0.04)

Note:

(1)     In accordance with GAAP, the fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

Management has prepared the information contained in the financial statements and in the Annual Report. Some numbers presented in the financial statements are based on estimates and judgments and it is the responsibility of management for the integrity and fairness of this information. The company has prepared the financial statements according to generally accepted accounting principles. All of the information throughout the Annual Report is consistent with the financial statements.

The company maintains internal control, accounting and administrative procedures to provide reasonable assurance that the financial information is relevant, reliable, accurate and fairly presented.

The Board of Directors is responsible for governance and fair presentation of the financial statements. The Board of Directors accepts this charge and carries out this responsibility primarily through its audit committee.

The Board of Directors appoints the audit committee. All members of the audit committee are outside directors. The committee met with management and auditors before approving the financial statements. The audit committee reports its findings to the Board of Directors and recommends approval of the financial statements by the Board of Directors.

The company's external auditors, Mintz & Partners LLP, have conducted an independent audit of the financial statements in accordance with Canadian generally accepted auditing standards. The external auditors had full and unrestricted access to the audit committee and management.

Robert MacLean	Christopher Barnard
Chief Executive Officer	President & Interim Chief Financial Officer

Points International Ltd.	Points International Ltd.

To the Shareholders of Points International Ltd.

We have audited the consolidated balance sheets of Points International Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario	CHARTERED ACCOUNTANTS
March 7, 2007

POINTS INTERNATIONAL LTD.
CONSOLIDATED Balance Sheets
AS AT DECEMBER 31	2006	2005

ASSETS

CURRENT

Cash and cash equivalents (Note 3)	$24,689,040	$19,983,607
Short-term investments	–	2,348,418
Accounts receivable	2,310,253	2,739,224
Prepaid and sundry assets	2,124,925	1,893,605

	29,124,218	26,964,854

PROPERTY, PLAN T AND EQUIPMENT (Note 4)	2,934,238	3,606,840

GOODWILL AND INTANGIBLE ASSETS (Note 5)	6,837,155	7,602,503

DEFERRED COSTS (Note 6)	1,167,331	1,699,030

FUTURE INCOME TAXES RECOVERABLE (Note 16)	590,000	590,000

	11,528,724	13,498,372

	$40,652,942	$40,463,226
APPROVED ON BEHALF OF THE BOARD

Douglas Carty	Robert MacLean
Director	Director

POINTS INTERNATIONAL LTD.
CONSOLIDATED Balance Sheets
AS AT DECEMBER 31	2006	2005

LIABILITIES

CURRENT

Accounts payable and accrued liabilities	$3,342,868	$2,284,257
Deposits	21,159,193	15,810,853
Current portion of loan payable (Note 7)	33,515	33,515
Current portion of acquisition loan payable (Note 14)	–	390,166

	24,535,576	18,518,791

LOAN PAYABLE (Note 7)	5,289	35,107

CONVERTIBLE DEBENTURES (Note 8)	–	9,699,180

CONVERTIBLE PREFERRED SHARES (Note 9)	19,506,279	18,396,456

	$44,047,144	$46,649,533

SHAREHOLDERS' DEFICIENCY

CAPITAL STOCK (Note10)	43,051,048	36,404,342

WARRANTS (Note 11)	186,688	2,758,688

CONTRIBUTED SURPLUS	8,703,517	2,079,423

DEFICIT	(55,335,455)	(47,428,760)

	(3,394,202)	(6,186,307)

	$40,652,924	$40,463,226

POINTS INTERNATIONAL LTD.
CONSOLIDATED Statements of Operations & Deficit
FOR THE YEAR ENDED DECEMBER 31	2006	2005

REVENUES

Points operations	$12,024,134	$9,429,253

Interest income	222,555	598,556

	12,246,689	10,027,809

GENERAL AND ADMINISTRATIVE EXPENSES	15,678,821	14,321,370

LOSS - Before interest, amortization and other items	(3,432,132)	(4,293,561)

Foreign exchange loss	(19,329)	514,625
Interest on convertible debentures	194,753	778,806
Interest on preferred shares	1,109,823	1,049,367
Interest, loss on short-term investment and capital tax	64,736	265,974
Amortization of property, plant and equipment, intangible assets and deferred costs	3,124,581	3,021,902

	4,474,563	5,630,674

NET LOSS	$(7,906,695)	$(9,924,235)

LOSS PER SHARE (Note 12)	$(0.07)	$(0.11)

DEFICIT - Beginning of year	$(47,428,760)	$(37,504,525)

NET LOSS	$(7,906,695)	$(9,924,235)

DEFICIT - End of year	$(55,335,455)	$(47,428,760)

POINTS INTERNATIONAL LTD.
CONSOLIDATED Statement of Cash Flows
FOR THE YEAR ENDED DECEMBER 31	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(7,906,695)	$(9,924,235)
Items not affecting cash
Amortization of property, plant and equipment	1,702,535	1,346,320
Amortization of deferred costs	531,699	531,699
Amortization of intangible assets	890,346	1,143,884
Deferred costs	–	12,139
Unrealized foreign exchange loss	2,187	3,431
Employee stock option expense (Note 11)	366,981	408,435
Cancellation of Warrants issued for services	–	(1,167)
Interest on Series Two and Four Preferred Shares	1,109,823	1,049,367
Interest accrued on convertible debentures	194,753	778,806

	(3,108,370)	(4,651,323)

Changes in non-cash balances related to operations (Note13(a))	6,111,276	2,390,259

CASH FLOWS PROVIDED BY (USED) IN OPERATING ACTIVITIES	3,002,906	(2,261,064)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,029,936)	(2,896,877)
Purchase of intangible assets	(115,164)	(125,191)
Purchase (purchase) of short-term investments	2,348,418	(2,348,418)
Payments for the acquisition of MilePoint, Inc.	(400,000)	(800,000)
Costs related to the acquisition of MilePoint, Inc. (Note 14)	–	(306,138)

CASH FLOWS PROVIDED BY (USED) IN INVESTING ACTIVITIES	803,318	(6,476,624)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series Four Preferred Share (Note 9)	–	3,454,611
Repayment of loan payable (Note 7)	(29,818)	(28,425)
Issuance of capital stock, net of share issue costs (Note 10 )	437,887	12,266,487

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	408,069	15,692,673

Effect of exchange rate changes on cash held in foreign currency	491,140	(726,197)

INCREASE IN CASH AND CASH EQUIVALENTS	4,705,433	6,228,789

CASH AND CASH EQUIVALENTS - Beginning of the year	19,983,607	13,754,818

CASH AND CASH EQUIVALENTS - End of the year	$24,689,040	$19,983,607

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

1.     BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the "Corporation") include the financial position, results of operations and cash flows of the Corporation and its wholly owned subsidiaries, Exclamation Inc., Points International (US) Ltd. and Points International (UK) Limited and its indirect wholly owned subsidiary, Points.com Inc.

The Corporation operates the Points.com Web site. Points.com is an online service allowing consumers to swap points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Points.com also serves as a central resource to help individuals track their account balances with a number of loyalty programs.

In addition, the Corporation develops technology solutions for the loyalty program industry. The Corporation's portfolio of custom solutions facilitates the online sale, transfer and exchange of miles, points and currencies for a number of major loyalty programs.

2.     SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates

The preparation of these consolidated financial statements, in conformity with Canadian generally accepted accounting principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2006 and 2005 and the revenues and expenses reported for the years then ended. Actual results may differ from those estimates.

b) Revenue recognition

Revenues from transaction processing are recognized as the services are provided under the terms of related contracts. Membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service. Related direct costs are also recognized over the term of the membership.

Revenues from the sales of loyalty program points are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("C.I.C.A."), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the exchange are met. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted.

Nonrefundable partner sign up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

Custom Web site design revenues are recorded on the percentage of completion basis.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

c) Cash and cash equivalents

Cash and cash equivalents include amounts on deposit at the Corporation's bank and amounts held for the Corporation by a third party credit card processor. Such amounts represent a reserve in respect of purchases of miles/points. Cash and cash equivalents also include investments in short and mid-term bonds maturing within 90 days.

d) Short-term investments

Short-term investments includes investments that have a duration of longer than 90 days. Short term investments are accounted for at the lower of cost and net realizable value.

e) Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Corporation to write off the cost of the property, plant and equipment over their estimated useful lives are as follows:
Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	30% straight-line basis
Web site development and technology costs	straight-line over 3 years
Leasehold improvements	straight-line over 5 years

f) Goodwill and intangible assets

The Corporation follows Section 3062 ("Goodwill and Other Intangible Assets") of the C.I.C.A. Handbook, in accounting for the value of its public listing. Since the public listing has an indefinite life, no amortization is recorded. These public company listing costs were capitalized by the Corporation in the period prior to the implementation of the recommendation of Section 3061 and 3062 of the C.I.C.A. Handbook.

Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. The remaining life of the patent is determined as 20 years less the time between the date of filing and the patent grant date. Registered trademarks have an indefinite life and will not be amortized unless it is determined that they have become impaired.

Acquired technology, representing the excess of the cost over the values attributed to the underlying net assets of the acquired shares of Points.com Inc. will be amortized on a straight line basis over a period of three years.

The acquisition of MilePoint, Inc. represents the fair value of contracts acquired by the Corporation as described in Note 14. The carrying value of these contracts is amortized on a straight line basis over the life of the contracts.

Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

If the Corporation determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, as future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an "impairment charge" at that time.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

g) Deferred costs

Costs incurred in respect of certain financings are deferred and charged to income over the term of financing. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Notes 9 and 10. Costs incurred on expanding relationships are amortized over the term of the extended relationships.

h) Capital leases

Leases that transfer substantially all of the benefits and risks of ownership of the property to the Corporation are treated as an acquisition of an asset and an obligation.

i) Costs of raising capital

Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

j) Translation of foreign currency

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Income and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and consequently are included in net earnings.

The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year.

k) Income taxes

The Corporation follows the asset and liability approach to accounting for income taxes.

The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

l) Non monetary transactions

Transactions in which shares or other non cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830 ("Non monetary Transactions") of the C.I.C.A. Handbook.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

m) Earnings per share

The Corporation uses Section 3500 ("Earnings per Share") of the C.I.C.A. Handbook, which directs that the treasury stock method be used to calculate diluted earnings per share.

Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options, warrants, conversion of preferred shares and the convertible debenture, as if the events had occurred at the beginning of the period or at a time of issuance, if later. When the effect of computing diluted loss per share is anti-dilutive, this information is not presented.

n) Stock-based compensation

Employees

For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair-value based method of accounting for stock-based compensation.

Non employees

For stock-based compensation issued to non employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

3.     CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash held at the Corporation's bank and currently invested money market funds with the average yield rate of 3.85% for 2006 and cash held by the third party credit card processor. Cash and cash equivalents also include investments in short and mid-term investments maturing within 90 days. The investments could be liquidated at any time at the option of the Corporation with no loss in value
Cash and cash equivalents consists of:

	2006	2005

Cash	$19,175,348	$9,827,614

Cash equivalents	583,142	6,409,034

Cash held by credit card processor	4,930,550	3,746,959

	$24,689,040	$19,983,607

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

4.	PROPERTY, PLANT AND EQUIPMENT

			Accumulated	Net Carrying
	2006	Cost	Amortization	Amount

	Furniture and equipment	$509,524	$288,544	$220,980

	Computer equipment	745,273	483,208	262,065

	Software	1,324,763	848,515	476,248

	Web site development & technology costs	7,625,535	5,987,101	1,638,434

	Leasehold improvements	829,298	492,787	336,511

		$11,034,393	$8,100,155	$2,934,238

			Accumulated	Net Carrying
	2005	Cost	Amortization	Amount

	Furniture and equipment	$495,056	$235,333	$259,723

	Computer equipment	668,581	387,143	281,438

	Software	1,244,700	545,017	699,684

	Web site development & technology costs	6,797,363	4,864,840	1,932,523

	Leasehold improvements	798,759	365,287	433,472

		$10,004,459	$6,397,393	$3,606,840

5.	GOODWILL AND INTANGIBLE ASSETS

			Accumulated	Net Carrying
	2006	Cost	Amortization	Amount

	Public listing	$150,000	$100,000	$50,000

	MilePoint, Inc. acquisition (Note 14)	8,580,888	2,497,955	6,082,933

	Patents and trademarks	704,222	–	704,222

	Acquired technology	2,258,603	2,258,603	–

		$11,693,713	$4,856,558	$6,837,155

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005
		Accumulated	Net Carrying
2005	Cost	Amortization	Amount

Public listing	$150,000	$100,000	$50,000

MilePoint, Inc. acquisition (Note 14)	8,580,888	1,617,443	6,963,445

Patents and trademarks	589,058	–	589,058

Acquired technology	2,258,603	2,258,603	–

	$11,578,549	$3,976,046	$7,602,503

6.     DEFERRED COSTS

Deferred costs include finance charges as well as costs incurred in connection with commercial contract arrangements. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings.
		Accumulated	Net Carrying
2006	Cost	Amortization	Amount

Series Two Preferred Share and Warrants	$717,050	$348,894	$368,156

Technology Costs of Partner Relationships & Other	135,529	83,203	52,326

Share Issuance to Partner	2,112,568	1,365,719	746,849

	$2,965,147	$1,797,816	$1,167,331

		Accumulated	Net Carrying
2005	Cost	Amortization	Amount

Convertible Debenture	$986,289	$986,289	$–

Series Two Preferred Share and Warrants	717,050	197,189	519,861

Technology Costs of Partner Relationships & Other	135,529	58,524	77,005

Share Issuance to Partner	2,112,563	1,010,404	1,102,164

	$3,951,436	$2,252,406	$1,699,030

$123,390 of Points.com Solutions technology costs incurred have been deferred over the expected lifetime of certain partner relationships. The technology costs will be amortized over a 30 month period.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

7.     LOAN PAYABLE

In August of 2004, the Corporation entered into an agreement with the landlord, whereby the landlord loaned the Corporation $107,000 in respect of amounts that the Corporation had spent on leasehold improvements. The loan is repayable over 43 months and bears an interest rate of 10%. There are 14 months remaining as at December 31, 2006.

8.     CONVERTIBLE DEBENTURES

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation's 8% unsecured convertible debentures ("Debentures") were automatically converted into approximately 18.9 million common shares and the $9.9M of principal and accrued interest on the Debentures has been converted to equity. The conversion price of the Debentures was determined to be $6.0 million based on the agreed upon conversion price of $0.3173 per common share as specified in the Debenture agreements.

The impact on the financial statements of the expiry of the IAC/InterActiveCorp warrant was to increase contributed surplus and to decrease warrants for $2,572,000 (the fair value of the warrant). The expiry has no impact on shareholder's equity. As at April 12th, 2006, the Debentures converted to equity. The impact is a reduction of $9.9M in long term liabilities and the $6.0 million value (as determined by the agreed upon conversion price) assigned to the 18.9 million common shares issued, has been recorded as an increase to share capital. The difference between the Debentures amount of $9.9 million and the $6.0 million recorded as share capital has been credited to contributed surplus.

9.     PREFERRED SHARES

a) Series One Preferred Share

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation's Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation

b) Series Two Preferred Share

The Series Two Preferred Share was created by Articles of Amendment dated April 10, 2003 and was issued on April 11, 2003. It is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Three Preferred Share, the Series Four Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Two Preferred Share is convertible until 5:00 p.m. on March 31, 2013 (Toronto time), for no additional consideration, into 24,028,016 Common Shares (as at December 31, 2006), subject to adjustment in accordance with its anti-dilution protection provisions (the "Underlying Shares"). In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in the Corporation's subsidiaries.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of IAC/InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of IAC/InterActiveCorp.

If not converted, the Series Two Preferred Share will be redeemed upon March 31, 2013. The Series Two Preferred Share will be redeemed by the Corporation for the greater of $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and the market value of the Common Shares into which the Series Two Preferred Share then could be converted.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) $12,400,000 plus 7% per annum calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

The Series Two Preferred Share entitles the holder to the right to vote with the holders of Common Shares on an "as converted" basis to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the board of directors.

c) Series Four Preferred Share

In 2005, the Corporation issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611.

The Series Four Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share, the Series Two Preferred Share, the Series Three Preferred Share and the Series Five Preferred Share, and in priority to the Common Shares. The Series Four Preferred Share is convertible until March 31, 2013, for no additional consideration, into 4,504,069 Common Shares (as at the date hereof), subject to adjustment in accordance with its anti-dilution protection provisions. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share.

If not converted, the Series Four Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $3,454,611 plus 7% per annum calculated on a daily basis from the date of issue of the Series Four Preferred Share and the market value of the Common Shares into which the Series Four Preferred Share then could be converted.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

In the event of the liquidation, dissolution or winding-up of the Corporation, the holder of the Series Four Preferred Share will be entitled to receive an amount equal to the greater of $3,454,611 plus 7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking prior to the Common Shares. The Series Four Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (in certain circumstances, to a maximum of 19.9% of the votes that may be cast including the votes cast by the holder of the Series Two Preferred Share), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect one member to the board of directors of the Corporation. If the Series Four Preferred Share ceases to be held by an IAC/InterActiveCorp or an affiliate of IAC/InterActiveCorp, it will automatically convert into a Series Five Preferred Share.

10.   CAPITAL STOCK

Authorized

Unlimited Common Shares

Series One Preferred share, non voting, convertible into one common share

1     Series Two Preferred Share

1     Series Three Preferred Share

1     Series Four Preferred Share

1     Series Five Preferred Share Issued

Issued

The balance of capital stock is summarized as follows:
	2006	2005

Common Shares	$43,051,046	$36,404,339
Series One Preferred Share	–	1
Series Two Preferred Share	1	1
Series Four Preferred Share	1	1

	$43,051,048	$36,404,342

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

Common Shares	Number	Amounts

Balance January 1, 2005	71,057,850	$23,730,991

Issued on exercise of warrants (ii)	458,667	37,825
Issued on exercise of stock options(ii)	2,102,227	1,025,318
Issued on exchange for property (shares in subsidiary) (i)	1,964,664	555,870
Issued to private placement (v)	18,134,300	12,385,405

	93,717,708	37,735,409
Less: share issue costs	–	1,331,070

Balance December 31, 2005	93,717,708	$36,404,339

Issued on exercise of stock options (v)	890,840	450,720
Issued on exchange for property (shares in subsidiary) (vi)	687,570	195,987
Other common shares (vii)	18,908,071	6,000,000

Balance December 31, 2006	114,204,189	$43,051,046

(i)      458,667 common share purchase warrants (valued at $37,825), issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised for nil consideration.

(ii)     2,102,227 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

(iii)    784,641 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 1,964,664 of the Corporation's common shares.

(iv)     On April 4, 2005, the corporation issued 18,134,300 common shares at $0.683 per share in a Private Placement.

(v)      890,840 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.60 per share.

(vi)    274,600 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 687,570 of the Corporation's common shares.

(vii)    On April 11, 2006 Convertible Debentures were automatically converted to 18,908,070 common shares and the series one preferred shares converted to 1 common share.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

11.    OPTIONS AND WARRANTS

a) Stock option plan

The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the share on the day of grant. The options vest over a three year period and expire five years from the grant date.

	2006	2005

Options Authorized by Shareholders	14,058,406	10,206,948

Less: Options Exercised	(5,375,379)	(4,484,539)

Net Options Authorized	8,683,027	5,722,409

Less: Options Granted	(4,113,085)	(4,866,913)

Options Available to Grant	4,569,942	855,496

b) Stock options

Stock-based compensation plan

At December 31, 2006, the Corporation had one stock-based compensation plan, which is described in Note 11 (a). The Corporation accounts for stock options granted in this plan in accordance with the fair-value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $366,981 for 2006.

Fair Value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2004, 2005 and 2006, respectively: dividend yield of nil for all four years; expected volatility of 73, 46 and 30%, risk-free interest rate has been from 3.6% to 4.0% and 3.6% with expected life of 3.0 years.

A summary of the status of the Corporation's stock option plan as of December 31, 2006 and 2005, and changes during the years ending on those dates is presented below.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

	2006		2005

	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price	of Options	Exercise Price

Beginning of Year	4,866,913	$0.83	6,184,558	$0.71
Granted	1,377,500	0.82	1,162,836	0.84
Exercised	(890,840)	0.47	(2,102,227)	0.47
Forfeited	(1,240,488)	0.97	(378,254)	0.83

End of year	4,113,085	$0.86	4,866,913	$0.83

Exercisable at end of year	2,778,181	$0.84	2,429,095	$0.69

Weighted average fair
value of options granted	$ 0.43		$ 0.20

	Options Outstanding			Options Exercisable

Range of	Number of	Weighted Average	Weighted	Number	Weighted Average
Exercise Price	Options	Remaining Contractual	Average	of Options	Exercise Price

$0.01 to $0.49	655,170	0.30	$0.26	655,170	$0.26
$0.50 to $0.99	1,766,814	3.88	$0.79	416,026	$0.85
$1.00 and over	1,691,101	2.58	$1.17	1,217,740	$1.20

Subsequent to year-end, as described in Note 21, 503,000 options were exercised, 2,707,334 options were granted and 126,667 cancelled.

c) Stock options of Points.com Inc.

In addition to the stock options described above, Points.com Inc., the Corporation's indirect wholly owned subsidiary has one stock compensation plan. No further Points.com Inc. common shares are authorized for issuance under this plan. Under this plan, Points.com Inc. founders, employees, directors and advisors were previously issued and, therefore, have outstanding stock options. No options were granted in this plan since 2000. The options outstanding are as follows:

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

		2006		2005

	Number of	Weighted Average	Number of	Weighted average
	Options	Exercise Price	Options	Exercise Price

Beginning of Year	1,805,857	$0.04	2,590,498	$0.04
Granted	–	–	–	–
Exercised	(274,600)	0.06	(784,641)	0.05
Forfeited	–	–	–	–

End of year	1,531,257	$0.03	1,805,857	$0.04

Exercisable at end of year	1,531,257	$0.03	1,805,857	$0.04

	Options Outstanding			Options Exercisable

		Weighted Average	Weighted		Weighted
	Number of	Remaining Contractual	Average	Number of	Average
Range of Exercise Price	Options	Life (years)	Exercise Price	Options	Exercise Price

$0.01 to $0.49	1,531,257	0.13	$ 0.04	1,531,257	$ 0.04

The holders of 1,531,257 options (all with strike prices at or below $0.055 per share) have the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation has used a ratio of 2.5039 common shares per Points.com Inc. common share (equivalent to 3,834,114 common shares) for this purpose. In 2006, 274,600 options were exercised and all of the Points.com Inc. common shares received were put to the Corporation for 687,570 common shares of the Corporation. Subsequent to year end, 413,473 Points.com Inc. common shares were put to the Corporation for 1,035,297 common shares of the Corporation. All remaining Points.com options and Put Rights expire in 2007.

d) Warrants

On April 11, 2006, the common share purchase warrant held by an affiliate of IAC/InterActiveCorp which was exercisable to acquire approximately 103 million common shares expired unexercised. As a result, the Corporation's 8% unsecured convertible debentures ("Debentures") were automatically converted into approximately 18.9 million common shares and the $9.9 million of principal and accrued interest on the Debentures has been converted to equity. The conversion price of the Debentures was determined to be $6.0 million based on the agreed upon conversion price of $0.3173 per common share as specified in the Debenture agreements.

The Corporation's Series One Preferred Share automatically converted into one common share, eliminating the significant dividend entitlement that would have been payable to the holders of the Series One Preferred Share in certain events, including a change of control of the Corporation.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

The impact on the financial statements of the expiry of the IAC/InterActiveCorp warrant was to increase contributed surplus and to decrease warrants for $2,572,000 (the fair value of the warrant). The expiry has no impact on shareholder's equity. As April 12th, 2006, the Debentures converted to equity. The impact is a reduction of $9.9 million in long term liabilities and the $6.0 million value (as determined by the agreed upon conversion price) assigned to the 18.9 million common shares issued, has been recorded as an increase to share capital. The difference between the Debentures amount of $9.9 million and the $6.0 million recorded as share capital has been credited to contributed surplus.

	2006		2005

	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price

Beginning of Year	103,529,530	$0.93	84,160,489	$1.03
Granted	–	–	906,248	0.83
Issued - Anti-Dilution Provision	–	–	19,225,127	0.01
Exercised	–	–	(458,667)	0.25
Forfeited	(102,623,282)	0.25	(303,667)	0.25

End of year	906,248	$0.93	103,529,530	$0.93

Exercisable at end of year	906,248	$0.93	103,529,530	$0.93

In connection with the Private Placement, 906,248 broker warrants valued at $186,687 were issued.
	Warrants outstanding			Warrants exercisable

Range of	Number of	Weighted Average	Weighted	Number of	Weighted Average
Exercise Price	of Options	Remaining Contractual	Average	Warrants	Exercise Price

$0.01 to $0.49	–	–	$–	–	$–
$0.50 to $0.99	906,248	1.16	$0.83	103,529,530	$0.83
$1.00 and over	–	–	$–	–	$–

e) Warrants of Points.com Inc.

Points.com Inc., has issued or committed to issue 2,848,050 warrants to airline partners that expire on April 1, 2007. Each warrant entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96. The exercise of these warrants would dilute the Corporation's interest in Points.com Inc. by 10.3%.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

f) Fair Value

906,248 warrants were granted during 2005 and no warrants were granted in 2006. The weighted average grant date fair value of warrants granted during 2005 has been estimated at $0.21 using the Black Scholes option pricing model. The pricing model assumes a weighted average risk free interest rates of 3.8%, weighted average expected dividend yields of nil, weighted average expected common stock price volatility of 30% and a weighted average expected life of 3 years.

12.    LOSS PER SHARE

a) Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year that amounted to 108,258,453 shares (2005 – 88,093,523).

b) Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

13.    STATEMENT OF CASH FLOWS

a) Changes in non-cash balances related to operations are as follows:
	2006	2005

(Increase) in accounts receivable	$489,817	$(818,592)
(Increase) in prepaids and sundry assets	(218,064)	(720.497)
(Increase) in deferred costs	–	–
Increase in accounts payable and accrued liabilities	1,018,764	422,914
Increase in deposits	4,820,759	3,506,434

	$6,111,276	$2,390,259

b) Supplemental information

Interest, taxes and loss on short-term investments

Interest of $20,341 (2005 – $15,054) was paid during the year. In addition to this, the Corporation incurred $7,282 (2005 -$150,158) in losses on short-term investments and capital taxes of $37,113 (2005 - $100,517) were paid in 2005. Interest revenue of $218,667 (2005 – $420,229) was received during the year.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

Non cash transactions in 2006 were as follows:

(i)      274,600 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at a fair market value of $687,570 of the Corporation's Common Shares (Note 10 (vi)).

(ii)     $17,008 of revenue earned for hosting services provided was paid in loyalty currency which was comprised of partner miles. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

(iii)    $146,322 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(iv)    The Corporation received $184,552 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

(v)      Interest of $194,753 was accrued on the convertible debenture (Note 8).

(vi)     Interest on $1,109,823 was accrued on the Series Two Preferred Share (Note 9 (b)) and Series Four Preferred Share (Note 9 (c)).

(vii)    1,377,500 options were issued to employees and 1,240,488 options previously granted were cancelled (Note 11 b).

Non cash transactions in 2005 were as follows:

(viii)  784,641 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at a fair market value of 1,964,664 of the Corporation's Common shares. (Note 10 (vii)).

(ix)     $36,348 of revenue earned for hosting services provided was paid in loyalty currency which was comprised of partner miles. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

(x)      $156,498 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(xi)     The Corporation received $137,972 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.  This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

(xii)    Interest of $2,499 was accrued on the acquisition of MilePoint, Inc.

(xiii)   Interest of $778,806 was accrued on the convertible debenture (Note 8).

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

(xiv)  Interest on $1,049,367 was accrued on the Series Two Preferred Share (Note 9 (b)) and Series Four Preferred Share (Note 9 (c)).

(xv)   906,248 broker warrants valued at $186,687 were issued in connection with the Private Placement Transaction (Note 11 (d)). This amount has been recorded as an increase to warrants with the offset as share issue costs charged against share capital.

(xvi)   1,162,836 options were issued to employees and 378,254 options previously granted were cancelled (Note 11 b).

(xvii)  458,667 broker warrants were exercised for nil consideration (see Note 10 (i).

14.    MILEPOINT INC. ACQUISITION

On March 31, 2004, the Corporation acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares. The loan payable, which had a face value of $3,500,000, was discounted to its fair value as it is non-interest bearing and due over two years.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles	$225,000

Contracts with Partners	3,555,166

Goodwill	4,800,722

$8,580,888

Consideration:

Cost of Transaction	$1,090,722

Capital Stock Issued	4,000,000

Acquisition Loan Payable	3,490,166

$8,580,888

The acquired contracts with partners are being amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; goodwill and other intangibles was reviewed as at December 31, 2006 and was found not to have any impairment. Goodwill and other intangibles will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment occurred.

During 2005, the Corporation incurred $306,138 of additional incremental costs in connection with the acquisition. These costs have been added to goodwill.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

15.   FINANCIAL INSTRUMENTS

The Corporation's significant financial assets and liabilities are cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, and deposits, which are substantially stated at fair value. Interest rates, maturities and security affecting the currency, interest and credit risk of the Corporation's financial assets and liabilities have been disclosed in Notes 3 and 8.

The Corporation is not exposed to financial risk that arises from fluctuations in interest rates as all of its interest bearing obligations are fixed rate. As well, the Corporation has sufficient foreign currency to satisfy its foreign currency-based obligations.

a) Fair-Value

In accordance with the disclosure requirements of the CICA Handbook Section 3860 (paragraphs 3860.78, .101), the Corporation is required to disclose certain information concerning its "financial instruments," defined as a contractual right to receive or deliver cash or another financial asset. The fair value of the majority of the Corporation's financial assets and liabilities approximate their recorded values at December 31, 2006. In these circumstances, the fair value of the assets or liabilities is determined to be the lower of cost and market value.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

b) Summary of Significant Financial Instruments

The significant financial instruments of the Corporation, their carrying values and exposure to U.S. dollar denominated monetary assets and liabilities, are as follows:
As of December 31, 2006	C$ Total	U.S.$ Denominated		Other Denominated

Cash and cash equivalents	$24,689,040	U.S.$	15,936,780		€1,551,162
				GBP	1,109,543
				CHF	19,359

Accounts receivable	$2,310,252	U.S.$	1,798,008		€25,231

Accounts payable and
accrued liabilities	$3,342,868	U.S.$	1,887,802	GBP	5,665

Deposits	$21,159,193	U.S.$	14,099,557		€1,353,708
				GBP	986,503
				CHF	8,225

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

16.    INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:
	2006	2005

Income tax recovery at statutory rate	$ (2,856,000)	$ (3,584,000)
Non deductible items for which there is no tax effect	12,000	11,000
Temporary differences	1,070,000	1,008,000
Losses for which no benefit has been recorded	1,774,000	2,565,000

Net income tax recovery	$ –	$ –

The Corporation has non capital losses carry forward for income tax purposes in the amount of approximately $36,630,000 which may be applied against future years' taxable income. The losses may be used to reduce future years' taxable income and expire approximately as follows:
2007	$2,767,000

2008	$6,976,000

2009	$5,977,000

2010	$3,760.000

2014	$5,814,000

2015	$6,424,000

2016	$4,912,000

The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:
Future income tax assets are comprised of:	2006	2005

Losses carried forward	$13,230,000	$11,808,000
Property, plant and equipment	2,647,000	2,045,000
Share issue costs	1,156,000	393,000

	17,033,000	14,246,000

Valuation allowance	(16,443,000)	(13,656,000)

Net future income tax asset	$590,000	$590,000

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

17.    RELATED PARTY TRANSACTIONS

The following are the transactions and balances with related parties:

In fiscal 2006, certain officers and directors exercised stock options in the Corporation and the Corporation's subsidiary Points.com Inc. (Note 10 (vi) and Note 10 (vii)).

18.    COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for Web hosting services expiring through 2011 to aggregate annual rentals as follows:
2007	$888,858
2008	$505,658
2009	$447,415
2010	$194,613
2011	$7,307

19.    SEGMENTED INFORMATION

a) Reportable segments

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry (refer to the Management Discussion and Analysis for a description of Points Solutions), in each of 2006 and 2005 whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

b) Enterprise-wide disclosures - Geographic information

$10,852,656 (2005 $9,274,067) representing 89% of the Corporation's revenues were generated in the U.S., $476,561 (2005 -$248,330) representing 4%, were generated in Canada and the remaining revenues generated outside North America.

At December 31, 2006 and 2005, substantially all of the Corporation's assets were in Canada.

20.    MAJOR CUSTOMERS

Approximately 58% of the Corporation's revenues are from its three largest customers. In 2005, three customers represented 47% of the Corporation's revenues. In addition, 65% (2005 - 71%) of the Corporation's deposits are due to these three customers.

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

21.    SUBSEQUENT EVENTS

Subsequent to year end, 503,000 options in the Corporation were exercised at a weighted average exercise price of $0.27 per share (Note 11(b)). 1,207,334 options were granted to employees and 1,500,000 options were granted to a director of the Company.

22.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified in accordance with the current year's presentation.

23.    U.S. GAAP RECONCILIATION

Canadian and United States Accounting Policy Differences

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Corporation, are described below.

Consolidated statements of operations:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:
	Years ended December 31

	2005	2006

Net loss in accordance with Canadian GAAP	$(9,924,235)	$(7,906,695)

Web site development amortization (a)	73,896	98,528

Net Loss in accordance with U.S. GAAP	$(9,850,339)	$(7,808,167)

Loss per share	$(0.11)	$(0.07)

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

The cumulative effect of these adjustments on shareholders' deficiency is as follows:
	As at December 31

	2005	2006

Shareholders deficiency in accordance with Canadian GAAP	$(6,186,307)	$(3,394,202)

Web site development (a)	(819,400)	(819,400)

Web site development amortization (a)	597,711	696,239

Public Status (b)	(50,000)	(50,000)

Shareholders deficiency in accordance with U.S. GAAP	$(6,457,996)	$(3,567,362)

The cumulative effect of these adjustments on the Corporation's reported

	As at December 31

	2005	2006

Assets in accordance with Canadian GAAP	$40,463,226	$40,652,942

Web site development costs (a)	(819,400)	(819,400)

Web site development amortization (a)	597,711	696,239

Public Status (b)	(50,000)	(50,000)

Assets in accordance with U.S. GAAP	$40,191,537	$40,479,782

Effect of these adjustments on the consolidated statement of cash flows is as follows:

	Years ended December 31

	2005	2006
Cash Flows used in Operating Activities

Cash flows provided by (used in) operating activities
in accordance with Canadian GAAP	$(2,261,064)	$3,002,906

Cash flows provided by (used in) operating activities
in accordance with U.S. GAAP	$(2,261,064)	$3,002,906

POINTS INTERNATIONAL LTD.
NOTES to Consolidated Financial Statements
DECEMBER 31, 2006 AND 2005

Cash Flows used in Investing Activities

Cash flows provided by (used in) investing activities
in accordance with Canadian GAAP	$(6,476,624)	$803,318

Cash flows provided by (used in) investing activities
in accordance with U.S. GAAP	$(6,476,624)	$803,318

(a)     Canadian GAAP allows the capitalization and amortization of Web site development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under United States GAAP, American Institute of Certified Public Accountants, Statement of Position "SOP" 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For United States GAAP purposes, costs incurred in the preliminary project phase have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

(b)     In accordance with Canadian GAAP- EIC 10, the Corporation capitalized $150,000 of its going public costs incurred prior to March 2003, $100,000 of these costs were subsequently amortized. Effective fiscal 2002, in accordance with the CICA Handbook Section 3061 and 3062, the Corporation ceased amortization of these costs as the balance of intangible assets was not subject to amortization.

United States GAAP requires costs related to public status to be charged to shareholder' equity when incurred. As a result, share capital prior to 2002 would be decreased by $150,000, intangible assets would be decreased by $50,000 and the deficit would be reduced by $100,000.

CORPORATE	Information
DIRECTORS	AUDIT COMMITTEE	INVESTOR RELATIONS

Stephen K. Bannon (Chairman)	Douglas Carty (Chairman)	Christopher Barnard
Chairman	Marc Lavine	christopher.barnard@points.com
Genius products, LLC.	Michael Kestenbaum	(416) 596.6381

Douglas Carty	HUMAN RESOURCES	TRANSFER AGENT
President & Chief Executive Officer	COMMITTEE
Laidlaw Education Services		Computershare Trust Company of Canada
John Thompson (Chairman)
Michael Kestenbaum	Marc Lavine	AUDITORS
Senior Director, Mergers and Acquisitions		Mintz & Partners LLP
InterActiveCorp	OFFICERS
LISTING
Brian Ladin	Christopher Barnard
Partner & Portfolio Manager	President & Interim Chief Financial	Shares are listed on the Toronto Stock
Bonanza Capital Ltd.	Officer	Exchange (TSX) under the symbol PTS
Over-The-Counter (OTC) Bulletin Board
Marc Lavine	Erika Boyd	(U.S.) under the symbol PTSEF
Chief Executive Officer, and Director	Vice President, Human Resources
Chrysalis Capital IV Corporation		ANNUAL MEETING
Marianne Borenstein
Robert MacLean	Vice President, Product and Marketing	May 9th, 2007
Chief Executive Officer		Metro Toronto Convention Centre
Points International Ltd.	Peter Lockhard	255 Front Street West, Room 206F
	Senior Vice President, Partners	Toronto, Ontario
Jason Rapp
Senior Vice President	Brian Miller	ADDRESS
Mergers and Acquisitions	Chief Information Officer
InterActiveCorp		800 - 179 John Street
	Rob MacLean	Toronto, Ontario M5T 1X4
John Thompson	Chief Executive Officer	Phone: (416) 595.0000
Former Managing Director		Fax: (416) 595.6444
Kensington Capital Partners Limited	PARTNER RELATIONS	www.points.com

Peter Lockhard
peter.lockhard@points.com
(416) 596.6392